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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three year period ending December 31, 2007

FORM U-12(I)-B (THREE-YEAR STATEMENT)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

        1.     Name and business address of person filing statement.

    See attached Exhibit A.

        2.     Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

    Not applicable.

        3.     Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

    E.ON AG and its subsidiaries, including but not limited to those specified on the exhibits. (See Exhibits A, B and C (Exhibit C filed confidentially pursuant to Rule 104(b))

        4.     Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

    See attached Exhibit B.

          In such capacity, the undersigned may participate in presenting, advocating, or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of PUHCA, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

        5.(a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

    See attached Exhibit C (filed confidentially pursuant to Rule 104(b)).

          A portion thereof may be attributable to activities within the scope of Section 12(i). During the calendar years 2006 and 2007, it is estimated that the undersigned will receive compensation comparable to that in 2005 with potential annual increases based on wage, price or market conditions. The exact amount can not presently be forecasted with any degree of precision.

  (b)
  Basis for compensation if other than salary.

    See attached Exhibit C (filed confidentially pursuant to Rule 104(b)).

        6.     (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY. SEE INSTRUCTIONS.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

  (a)
  Total amount of routine expenses charged to client: $

  (b)
  Itemized list of all other expenses:

  No other expenses

(Signed)

Date: April 22, 2005	/s/ VICTOR A. STAFFIERI VICTOR A. STAFFIERI
Date: April 22, 2005	/s/ JOHN R. MCCALL JOHN R. MCCALL
Date: April 22, 2005	/s/ PAUL W. THOMPSON PAUL W. THOMPSON
Date: April 22, 2005	/s/ MICHAEL S. BEER MICHAEL S. BEER
Date: April 22, 2005	/s/ GEORGE R. SIEMENS GEORGE R. SIEMENS
Date: April 22, 2005	/s/ MARK S. JOHNSON MARK S. JOHNSON
Date: April 22, 2005	/s/ DANIEL K. ARBOUGH DANIEL K. ARBOUGH
Date: April 22, 2005	/s/ JOHN P. FENDIG JOHN P. FENDIG
Date: April 22, 2005	/s/ ELIZABETH L COCANOUGHER ELIZABETH L COCANOUGHER
Date: April 22, 2005	/s/ STEVEN D. PHILLIPS STEVEN D. PHILLIPS
Date: April 22, 2005	/s/ JOHN WOLFRAM JOHN WOLFRAM
Date: April 22, 2005	/s/ JENNIFER M. KEISLING JENNIFER M. KEISLING

EXHIBIT A

        Names, corporate affiliations and business addresses of individuals who may act during 2005, 2006 and 2007 in matters included within the exemption provided by paragraph (b) of Rule 71.

E.ON AG E.ON US HOLDINGS GMBH E.ON US INVESTMENTS CORP.
Name(s)	Business Address
N/A
LG&E ENERGY LLC
Name(s)	Business Address
Victor A. Staffieri	220 West Main Street, Louisville, KY 40202
John R. McCall	220 West Main Street, Louisville, KY 40202
Paul W. Thompson	220 West Main Street, Louisville, KY 40202
Michael S. Beer	220 West Main Street, Louisville, KY 40202
George R. Siemens	220 West Main Street, Louisville, KY 40202
Mark S. Johnson	220 West Main Street, Louisville, KY 40202
Daniel K. Arbough	220 West Main Street, Louisville, KY 40202
John P. Fendig	220 West Main Street, Louisville, KY 40202
Elizabeth L. Cocanougher	220 West Main Street, Louisville, KY 40202
Steven D. Phillips	220 West Main Street, Louisville, KY 40202
John Wolfram	220 West Main Street, Louisville, KY 40202
Jennifer M. Keisling	220 West Main Street, Louisville, KY 40202
LOUISVILLE GAS AND ELECTRIC COMPANY KENTUCKY UTILITIES COMPANY LG&E ENERGY SERVICES INC.
Name(s)	Business Address
[See LG&E Energy LLC above]

EXHIBIT B

E.ON AG E.ON US HOLDINGS GMBH
Name(s)	Position
N/A
E.ON US INVESTMENTS CORP.
Name(s)	Position
John R. McCall	Vice President and Secretary
Daniel K. Arbough	Treasurer
LG&E ENERGY LLC
Name(s)	Position
Victor A. Staffieri	Chairman, President and Chief Executive Officer
John R. McCall	Executive Vice President, General Counsel & Corporate Secretary
Paul W. Thompson	Senior Vice President, Energy Services
Michael S. Beer	Vice President—Federal Regulation and Policy
George R. Siemens	Vice President—External Affairs
Mark S. Johnson	Director Transmission
Daniel K. Arbough	Director Corporate Finance & Treasurer
John P. Fendig	Senior Corporate Attorney
Elizabeth L. Cocanougher	Senior Corporate Attorney
Steven D. Phillips	Senior Corporate Attorney
John Wolfram	Manager Regulatory Affairs
Jennifer M. Keisling	Senior Corporate Attorney
LOUISVILLE GAS AND ELECTRIC COMPANY KENTUCKY UTILITIES COMPANY
Name(s)	Position
[See LG&E Energy LLC above]
LG&E ENER GY SERVICES INC.
Name(s)	Position
Victor A. Staffieri	Chairman, President and Chief Executive Officer
John R. McCall	Vice President and Secretary

Daniel K. Arbough	Treasurer

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EXHIBIT B